SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 15)

Align Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

016255101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 016255101	13G/A	Page 2 of 14 Pages

1

  NAME OF REPORTING PERSONS

Grant Gund, as trustee for the Gordon Gund – Grant Gund #2 Trust, the Grant Gund 1999 Trust, the Gordon Gund - Grant Gund GST Article III Trust, the Gordon Gund - Grant Gund GST Article III-A Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the 2011 Grant Gund Descendants’ Trust and as sole manager of OLK Investments LLC and OLK Brookfield LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 866,681
	6	SHARED VOTING POWER 218,507
	7	SOLE DISPOSITIVE POWER 866,681
	8	SHARED DISPOSITIVE POWER 218,507

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,188
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 3 of 14 Pages

1

  NAME OF REPORTING PERSONS

G. Zachary Gund, as trustee for the Gordon Gund – G. Zachary Gund #2 Trust, the Z Coppermine Trust, the Gordon Gund—G. Zachary Gund GST Article III Trust, the Gordon Gund—G. Zachary Gund GST Article III-A Trust, the G. Zachary Gund Descendants’ Trust and the Georgia Swift Gund Gift Trust and as sole manager of GCG Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,829
	6	SHARED VOTING POWER 381,000
	7	SOLE DISPOSITIVE POWER 894,829
	8	SHARED DISPOSITIVE POWER 381,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,829
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Gordon Gund, as the sole manager of Gund CLAT Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 850,647
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 850,647
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 5 of 14 Pages

1

  NAME OF REPORTING PERSONS

Rebecca H. Dent, as trustee for the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust, the Georgia Swift Gund Gift Trust, the G. Zachary Gund Descendants Trust and the 2011 Grant Gund Descendants’ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 599,507
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 599,507

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Dionis Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 197,700
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 197,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 016255101	13G/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Valentine Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 574,550
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 574,550

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 574,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Gordon & Llura Gund Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 428,745
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 428,745

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,745
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 016255101	13G/A	Page 9 of 14 Pages

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the Schedule 13G as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebecca H. Dent, George Gund III and Gail Barrows on September 25, 2002, the Amendment No. 1 filed on November 25, 2002, the Amendment No. 2 filed on February 17, 2004, the Amendment No. 3 filed on February 14, 2005, the Amendment No. 4 filed on February 7, 2006, the Amendment No. 5 filed on February 14, 2007, the Amendment No. 6 filed on February 13, 2009, the Amendment No. 7 filed on February 13, 2013, the Amendment No. 8 filed on February 14, 2014, the Amendment No. 9 filed on February 9, 2016, the Amendment No. 10 filed on February 9, 2017, the Amendment No. 11 filed on February 8, 2018, the Amendment No. 12 filed on February 11, 2019, the Amendment No. 13 filed on February 7, 2020 and the Amendment No. 14 filed on February 11, 2021 (as so amended, the “Schedule 13G”). Capitalized terms used but not defined in this Amendment No. 15 have the respective meaning ascribed to them in the Schedule 13G.

Item 2 (a) of the Schedule 13G, “Identity and Background,” is hereby amended by deleting the last paragraph thereof and inserting the following:

The Reporting Persons, in the aggregate, beneficially own 4,412,659 shares of Common Stock or 5.6% of the outstanding Common Stock of the Issuer based on 78,853,069 shares outstanding as of October 28, 2021 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2021. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Item 4 of the Schedule 13G, “Ownership” is hereby amended and restated in its entirety as follows:

Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 4,412,659 shares of Common Stock, which represents 5.6% of the outstanding Common Stock of the Issuer.

Grant Gund may be deemed to have beneficial ownership in the aggregate of 1,085,188 shares of Common Stock, which constitutes 1.4% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of an aggregate of 866,681 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities listed below and may be deemed to have shared power to vote and shared power to dispose of 218,507 shares of Common Stock by virtue of his position as co-trustee of certain trusts as listed below:

Gordon Gund – Grant Gund #2 Trust (Mr. Grant Gund serves as investment trustee)	275,379
Grant Gund 1999 Trust (Mr. Grant Gund serves as sole trustee)	109,905
OLK Investments LLC (Mr. Grant Gund serves as sole manager)	80,516
OLK Brookfield LLC (Mr. Grant Gund serves as sole manager)	8,532
Gordon Gund—Grant Gund GST Article III Trust (Mr. Grant Gund serves as investment trustee)	285,349
Gordon Gund—Grant Gund GST Article III-A Trust (Mr. Grant Gund serves as investment trustee)	107,000
Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	50,165
Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	50,165
Kelsey Laidlaw Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	70,670
2011 Grant Gund Descendants’ Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	47,507

CUSIP NO. 016255101	13G/A	Page 10 of 14 Pages

G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 1,275,829 shares of Common Stock, which constitutes 1.6% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 894,829 shares of Common Stock by virtue of his position as the sole manager or trustee or investment trustee of certain entities listed below and may be deemed to have shared power to vote and shared power to dispose of 381,000 shares by virtue of his position as co-trustee for certain trusts as indicated below:

Gordon Gund – G. Zachary Gund #2 Trust (Mr. G. Zachary Gund serves as investment trustee)	328,887
Z Coppermine Trust (Mr. G. Zachary Gund serves as sole trustee)	121,069
GCG Investments LLC (Mr. G. Zachary Gund serves as sole manager)	14,875
Gordon Gund – G. Zachary Gund GST Article III Trust (Mr. G. Zachary Gund serves as investment trustee)	322,998
Gordon Gund – G. Zachary Gund GST Article III-A Trust (Mr. G. Zachary Gund serves as investment trustee)	107,000
G. Zachary Gund Descendants’ Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	378,000
Georgia Swift Gund Gift Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	3,000

Gordon Gund may be deemed to have beneficial ownership of 850,647 shares of Common Stock, which constitutes 1.1% of the outstanding Common Stock of the Issuer. Gordon Gund, as sole manager of Gund CLAT Investments, LLC has sole power to vote and sole power to dispose of 850,647 shares of Common Stock.

Rebecca H. Dent may be deemed to have beneficial ownership in the aggregate of 599,507 shares of Common Stock, which constitutes 0.8% of the outstanding Common Stock of the Issuer. Of these shares, Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 599,507 shares of Common Stock by virtue of her position as co-trustee for certain trusts as indicated below:

Llura Blair Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	50,165
Grant Owen Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	50,165
Kelsey Laidlaw Gund Gift Trust (Ms. Dent serves as co-trustee with Grand Gund)	70,670
Georgia Swift Gund Gift Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	3,000
G. Zachary Gund Descendants’ Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	378,000
2011 Grant Gund Descendants’ Trust (Ms. Dent serves as co-trustee with Grant Gund)	47,507

CUSIP NO. 016255101	13G/A	Page 11 of 14 Pages

The Dionis Trust may be deemed to have beneficial ownership of 197,700 shares of Common Stock, which constitutes 0.3% of the outstanding Common Stock of the Issuer. The Dionis Trust has shared power to vote and shared power to dispose of 197,700 shares of Common Stock.

The Valentine Trust may be deemed to have beneficial ownership of 574,550 shares of Common Stock, which constitutes 0.7% of the outstanding Common Stock of the Issuer. The Valentine Trust has shared power to vote and shared power to dispose of 574,550 shares of Common Stock.

The Gordon & Llura Gund Foundation may be deemed to have beneficial ownership of 428,745 shares of Common Stock, which constitutes 0.5% of the outstanding Common Stock of the Issuer. The Gordon & Llura Gund Foundation has shared power to vote and shared power to dispose of 428,745 shares of Common Stock.

Item 10. Certifications. (See Instructions)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 016255101	13G/A	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

By:	/s/ Catherine Bird
Name: Catherine Bird
For herself and as Attorney-in-Fact for the
Reporting Persons

*	The Power of Attorney authorizing Catherine Bird to act on behalf of the Reporting Persons is attached hereto as Exhibit A.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).